FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2007

HOLMES FINANCING (No 5) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Holmes Financing (No. 5) PLC
Profit & Loss Account
Period Ended 16 July 2007

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Inter-company loan	-	-
Interest receivable - Cash collateral	-	-
Interest receivable - Cash deposits	-	-
	-	-

Interest payable - Notes	-	-
Interest payable - CSFB	-	-
	-	-

Net operating income	-	-

Fair value derivative	-	-
Operating expenses	-	-

Profit on ordinary activities before taxation	-	-

Taxation	-	-

Profit on ordinary activities after taxation	-	-

Dividend	-	-

Retained profit brought forward	3	3

Retained profit carried forward	3	3

Holmes Financing (No. 5) PLC
Balance Sheet
Period Ended 16 July 2007

	£'000	£'000

Fixed asset investments
Loans to Funding		-

Current assets
Accrued interest receivable	-
Cash at bank	16
Cash collateral	-
	16

Creditors: Amounts falling due within one year
Fair value derivative	-
Accrued interest payable	-
	-

Net current assets		16

Total assets less current liabilities		16

Creditors: Amounts falling due after more than one year
Amounts due to noteholders		-
Amount due to CSFB		-
Net assets		16

Capital and reserves
Share capital		13
Reserves		3
		16

Holmes Financing (No. 5) PLC
Notes Outstanding
Period Ended 16 July 2007

	ISIN / CUSIP Number	Currency	Reference Rate
Series 1 Class A	US43638RAA86	US$	1 month USD Libor
Series 1 Class B	US43638RAB69	US$	3 month USD Libor
Series 1 Class C	US43638RAC43	US$	3 month USD Libor
Series 2 Class A1	US43638RAD26	US$	3 month USD Libor
Series 2 Class A2	CH0013170276	CHF	Fixed Rate
Series 2 Class B	US43638RAE09	US$	3 month USD Libor
Series 2 Class C	US43638RAF73	US$	3 month USD Libor
Series 3 Class A1	XS0137886262	EUR	Fixed Rate
Series 3 Class A2	XS0137887070	GBP	3 month Sterling Libor
Series 3 Class B	XS0137887583	EUR	3 month Euribor
Series 3 Class C	XS0137888045	EUR	3 month Euribor

	Step Up Date	Expected Repayment Date	Initial Margin	Step up Margin
Series 1 Class A	October 2006	October 2002	1	N/A
Series 1 Class B	October 2006	January 2003	35	70
Series 1 Class C	October 2006	January 2003	135	235
Series 2 Class A1	October 2006	October 2004	20	N/A
Series 2 Class A2	October 2006	October 2004	2.50%	2
Series 2 Class B	October 2006	January 2005	43	86
Series 2 Class C	October 2006	January 2005	145	245
Series 3 Class A1	October 2006	October 2006	4.25%	42
Series 3 Class A2	October 2006	October 2006	23	46
Series 3 Class B	October 2006	October 2006	40	80
Series 3 Class C	October 2006	October 2006	147	247

	Payment Frequency	Next Payment date	Moody's	S&P	Fitch Ratings
Series 1 Class A	Monthly	N/A	Aaa	AAA	AAA
Series 1 Class B	Quarterly	N/A	Aa3	AA	AA
Series 1 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 2 Class A1	Quarterly	N/A	Aaa	AAA	AAA
Series 2 Class A2	Annually	N/A	Aaa	AAA	AAA
Series 2 Class B	Quarterly	N/A	Aa3	AA	AA
Series 2 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 3 Class A1	Annually	N/A	Aaa	AAA	AAA
Series 3 Class A2	Quarterly	N/A	Aaa	AAA	AAA
Series 3 Class B	Quarterly	N/A	Aa3	AA	AA
Series 3 Class C	Quarterly	N/A	Baa2	BBB	BBB

Holmes Financing (No. 5) PLC
Notes Outstanding
Period Ended 16 July 2007

	Initial note balance	Previous Principal	Redemptions	Current Principal
Series 1 Class A	$1,000,000,000	$0	$0	$0
Series 1 Class B	$35,000,000	$0	$0	$0
Series 1 Class C	$52,000,000	$0	$0	$0
Series 2 Class A1	$750,000,000	$0	$0	$0
Series 2 Class A2	CHF 400,000,000	CHF 0	CHF 0	CHF 0
Series 2 Class B	$35,000,000	$0	$0	$0
Series 2 Class C	$52,000,000	$0	$0	$0
Series 3 Class A1	€600,000,000	€0	€0	€0
Series 3 Class A2	£500,000,000	£0	£0	£0
Series 3 Class B	€53,000,000	€0	€0	€0
Series 3 Class C	€76,000,000	€0	€0	€0

	Currency Swap Counterparty		Current Rating	Rating Trigger	Comments
			Moodys / S&P / Fitch	Moodys / S&P / Fitch
Series 1 Class A	CSFB		Aa3 / AA- / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 1 Class B	CSFB		Aa3 / AA- / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 1 Class C	CSFB		Aa3 / AA- / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 2 Class A1	CSFB		Aa3 / AA- / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 2 Class A2	CSFB		Aa3 / AA- / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 2 Class B	CSFB		Aa3 / AA- / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 2 Class C	CSFB		Aa3 / AA- / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 3 Class A1	Citibank		Aa1 / AA / AA+	below Aa3 / AA- / AA-	Series Repaid
Series 3 Class A2	GBP - n/a				Series Repaid
Series 3 Class B	Citibank		Aa1 / AA / AA+	below Aa3 / AA- / AA-	Series Repaid
Series 3 Class C	Citibank		Aa1 / AA / AA+	below Aa3 / AA- / AA-	Series Repaid

Holmes Funding Limited
Profit & Loss Account
Period Ended 16 July 2007

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages less Swaps	334,842	253,315
Interest receivable - Cash Deposits	30,952	28,800
Gain/(Loss) on fair value of interest rate swap	25,490	(15,941)
	391,284	266,174

Interest payable - Inter-company loans	(318,814)	(231,979)
Interest payable - Start up loans	-	-
	(318,814)	(231,979)

Net operating income	72,470	34,195

Other income	8,465	6,153
Provisions	(2,213)	(2,020)
Expenses	(4,173)	(7,018)
Start up costs amortisation	(2,487)	(1,811)
Deferred consideration	(46,570)	(45,440)

Profit/(loss) on ordinary activities before taxation	25,492	(15,941)

Taxation	(7,647)	4,782

Profit/(loss) on ordinary activities after taxation	17,845	(11,159)

Dividend	-	-

Retained profit/(loss) brought forward	30,958	42,117

Retained profit/(loss) carried forward	48,803	30,958

Holmes Funding Limited
Balance Sheet
Period Ended 16 July 2007

	£'000	£'000

Fixed asset investments
Beneficial interest in Trust mortgage portfolio		23,580,439
Beneficial interest in Trust cash at bank		-
Fair value of interest rate swap		-

Current assets
Amounts owed by Trustee	127,173
Deferred expenditure (costs of securing)	18,933
Sundry debtors	-
Deferred taxation / group relief receivable
Cash at bank:	417,830
Reserve funding	2,470
Transaction account	2,091,557
Funding GIC account	2,657,963

Creditors: Amounts falling due within one year
Deferred consideration creditor	176,509
Interest payable - start up loans	-
Amounts due to Trustee	-
Interest payable - Inter-company loans	-
Sundry creditors	239,802
Deferred taxation / group relief receivable	20,833
Corporation Taxation	47
	437,191

Net current assets		2,220,772

Total assets less current liabilities		25,801,211

Creditors: Amounts falling due after more than one year
Inter-company loans		(25,675,408)
Start up loans		(77,000)

Net assets		48,803

Capital and reserves
Share capital (£2)		-
Reserves		48,803
		48,803

Holmes Funding Limited
Notes to Balance Sheet
Period Ended 16 July 2007

	£'000		£'000	£'000	£'000

Balance on cash accumulation ledger			2,079,190

Available credit enhancement

	First Reserve		Second Reserve	Funding Reserve

Reserve funds at closing	351,000		-	-

Initial closing reserve funds	393,280		-	-
Drawings to make bullet repayment	-		-	-
Other drawings	-		-	-
Transfers from revenue receipts	24,551		-	-
Closing reserve balance	417,830		-	-

Target reserve funds	420,000		-	-

Principal deficiency ledger	AAA		AA	A	BBB

Opening PDL balance	Nil		Nil	Nil	Nil
Losses this quarter	-		-	-	-
PDL top up from revenue income	-		-	-	-
Closing PDL balance	Nil	Nil	Nil	Nil	Nil

Start up loan outstanding	Opening balance		Repayment	Interest Added	Closing balance

Initial start up loan (incl. accrued interest)	-		-	-	-
Second start up loan (incl. accrued interest)	-		-	-	-
Third start up loan	-		-	-	-
Fourth start up loan	-		-	-	-
Fifth start up loan	-		-	-	-
Sixth start up loan	-		-	-	-
Seventh start up loan	-		-	-	-
Eigth start up loan	-		-	-	-
Master Issuer 2007-1 start-up loan	77,233		-	1,125	78,358
Closing balance	77,233		-	1,125	78,358

Liquidity facility

Liquidity facility limit	25,000
Liquidity facility drawn	-
Liquidity facility available	25,000

Holmes Trustees Limited
Profit & Loss Account
Period Ended 16 July 2007

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages	566,120	454,969
Interest receivable - Cash Deposits	9,558	6,356
	575,678	461,325

Interest payable - Mortgages	(566,120)	(454,969)
Interest payable - Cash Deposits	(9,558)	(6,356)
	(575,678)	(461,325)

Net operating income	-	-

Fees receivable	6,344	6,064
Fees payable	(6,344)	(6,064)

Operating expenses	(5,709)	(5,807)
Provision charges	2,998	2,251
Other income	2,711	3,556

Profit on ordinary activities before taxation	-	-

Taxation

Profit on ordinary activities after taxation	-	-

Dividend	-	-

Retained profit brought forward	-	-

Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period Ended 16 July 2007

	£'000	£'000

Fixed asset investments
Mortgage loans secured on residential property		39,608,824

Current assets
Bank interest receivable	1,005
Cash at bank	393,431
Amounts due from Seller	35,334
Other debtors
Accrued interest receivable	90,842
	520,612

Creditors: Amounts falling due within one year
Amounts due to Funding	127,173
Sundry creditors	-
	127,173

Net current assets		393,439

Total assets less current liabilities		40,002,263

Creditors: Amounts falling after more than one year
Seller share of mortgage loans		(16,028,385)
Funding share of mortgage loans		(23,580,439)

Seller share of cash at bank		(393,431)
Funding share of cash at bank		-

Net assets		-

Capital and reserves
Share capital (£2)		-
Reserves		-
		-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 5) PLC

Dated: 16 August 2007	By / s / Jessica Petrie
(Authorised Signatory)